Filed by Clearwire Corporation Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Clearwire Corporation
Commission File Number 1-33349
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
     In connection with the proposed transactions with Sprint Nextel Corporation, a Kansas Corporation (“Sprint”), Intel Corporation, a Delaware corporation (“Intel”), Google Inc., a Delaware corporation (“Google”), Comcast Corporation, a Pennsylvania corporation (“Comcast”), Time Warner Cable Inc., a Delaware corporation (“Time Warner Cable”), and Bright House Networks, LLC, a Delaware limited liability company (“Bright House” and, collectively with Intel, Google, Comcast, Time Warner Cable and Bright House, the “Investors.”), Clearwire Corporation (“Clearwire”) intends to file a proxy statement and other relevant documents concerning the transactions with the U.S. Securities and Exchange Commission (the “SEC”). STOCKHOLDERS OF CLEARWIRE ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTIONS.
     Investors and security holders will be able to obtain free copies of the proxy statement and other documents filed with the SEC by Clearwire through the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement, when available, and Clearwire’s other filings with the SEC also may be obtained from Clearwire, by directing a request to Investor Relations at (425) 216-4735. In addition, investors and security holders may access copies of the documents filed with the SEC by Clearwire on Clearwire’s website at www.clearwire.com, when they become available.
     Clearwire, and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from Clearwire’s stockholders with respect to the transactions contemplated by the definitive agreement between Sprint, the Investors and Clearwire. Information regarding Clearwire’s directors and executive officers is contained in Clearwire’s Annual Report on Form 10-K for the year ended December 31, 2007 and its definitive proxy statement filed with the SEC on April 29, 2008 for its 2008 Annual Meeting of Stockholders, which are filed with the SEC. You can obtain free copies of these documents from Clearwire using the contact information set forth above. Additional information regarding interests of such participants will be included in the proxy statement that will be filed with the SEC and available free of charge as indicated above.
Forward-Looking Statements
     These filings contain forward-looking statements that involve risks and uncertainties. The forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include statements about future revenue, profits, cash flows and financial results, the market for Clearwire’s services, future service offerings, change of control, industry trends, client and partner relationships, Clearwire’s operational capabilities, future financial structure, uses of cash, anticipated dilution or accretion of acquisitions or proposed transactions. Actual results may differ materially from those stated in any forward-looking statements based on a number of factors, including the ability of Clearwire to successfully integrate the businesses of Clearwire and its acquisitions or partners; the effectiveness of Clearwire’s implementation of its business plan, the market’s acceptance of Clearwire’s new and existing products and services, risks associated with management of growth, reliance on third parties to supply key components of Clearwire’s services, attraction and retention of employees, variability of quarterly operating results, competitive factors, other risks associated with acquisitions, changes in demand for Clearwire’s service or product offerings, financial stability of Clearwire’s customers, the ability of Clearwire to meet its contractual obligations to customers, including service level and disaster recovery commitments, changes in government laws and regulations; risks associated with rapidly changing technology; the risk that the transactions described above are not consummated; as well as the other risks identified in Clearwire’s filings with the SEC, including, but not limited to, its Annual Report on Form 10-K for the year ended December 31, 2007 and Quarterly Reports on Form 10-Q, copies of which may be obtained by contacting Clearwire’s Investor Relations department at (425) 216-4735 or at Clearwire’s web site at www.clearwire.com. We undertake no duty to update any forward-looking statement to conform the statement to actual results or changes in Clearwire’s expectations after the date of these filings.
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On May 12, 2008, Clearwire Corporation held a conference call to discuss its first quarter earnings results. A copy of the transcript of the call follows.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
CORPORATE PARTICIPANTS
Hope Cochran
Clearwire Corporation — Treasurer and VP, Finance
Perry Satterlee
Clearwire Corporation — COO
Dr. John Saw
Clearwire Corporation — CTO
John Butler
Clearwire Corporation — CFO
Ben Wolff
Clearwire Corporation — CEO
CONFERENCE CALL PARTICIPANTS
Ric Prentiss
Raymond James & Associates — Analyst
Eric Kainer
ThinkPanmure LLC — Analyst
Phil Cusick
Bear, Stearns & Co. — Analyst
Michael Rollins
Citigroup — Analyst
PRESENTATION
Operator
Good day ladies and gentlemen and welcome to the quarter one 2008 Clearwire Corporation earnings conference call. My name is Michelle and I will be your coordinator for today. At this time, all participants are in listen-only mode. We will be facilitating a question and answer session towards the end of today’s conference. (OPERATOR INSTRUCTIONS). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the presentation over to your host for today, Miss Hope Cochran, Vice President of Finance and Treasurer. Please proceed.
Hope Cochran - Clearwire Corporation — Treasurer and VP, Finance
Good afternoon. I am Hope Cochran, Vice President, Finance and Treasurer for Clearwire. I would like to welcome you to our first quarter 2008 results conference call. Joining me this afternoon are Perry Satterlee, President and Chief Operating Officer; John Saw, our Chief Technology Officer; and John Butler, our Chief Financial Officer. Our Chief Executive Officer, Ben Wolff, will be joining us for the question-and-answer session.
This afternoon’s call is scheduled to conclude that approximately 2:45 PM Pacific time. Today’s call is being webcast on the Clearwire investor relations website and will be archived on that site and available for replay shortly after we conclude. We released our earnings earlier this afternoon and hopefully you have had an opportunity to read the press release which provides detailed financial information on Clearwire Corporation’s 2008 first quarter results.
Before I turn the call over to Perry let me briefly state our Safe Harbor disclaimer. Today’s call may contain forward-looking statements reflecting management beliefs and assumptions concerning future events based on quarterly currently available

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
information. Forward-looking statements include among other things our future financial and operating performance and financial condition including projections and guidance for 2008 and subsequent periods, subscriber growth, network development and launch plans and the need for additional financing.
Listeners are cautioned not to put undue reliance on any forward-looking statements as they are not a guarantee of future performance and remain subject to a number of uncertainties and other factors that could cause actual results to differ materially from forecast. Please refer to our press release and our filings with the SEC for more information on these risk factors.
Additionally, a reconciliation of any non-GAAP financial measures discussed on this call can be found in our press release. At this time, I would like to turn the call over to Clearwire’s President and Chief Operating Officer, Perry Satterlee.
Perry Satterlee - Clearwire Corporation — COO
Thank you, Hope, and thank you to everyone on the call for joining us today as we discuss Clearwire’s first quarter 2008 financial and operating results. During the last quarter’s call Ben Wolff, our CEO, discussed several key areas of focus for this year —deploying mobile WiMAX technology, driving improvement in the operating and financial performance of the business and balancing our growth opportunities with the challenging economic and financial environment. I’m pleased to report that we believe we’re making good progress in all of these areas and we will be sharing some of the highlights with you today during today’s call.
To start, our progress in Clearwire’s first mobile WiMAX market Portland, Oregon is on track. Site development is on schedule to meet your targeted launch date and the first round of testing on the Wave-2 software load for Motorola are exceeding our performance objectives. Development of the remaining pops in the additional three WiMAX markets — Las Vegas, Atlanta and Grand Rapids — are also on track.
We’re poised to make service available in these three markets by the end of the year taking into account the timing of the close of the combination with Sprint and the acquisition of interim financing. In addition to the aforementioned markets, we have approximately 30 million more mobile WiMAX pops at some stage of development.
We have more than 2500 site leased and ready to construct which when completed will double the number of sites on air today. This state of deployment readiness allows us to accelerate our launch schedule. In a few minutes, John Saw will provide more color on progress that we’re making in our Portland market as well as the development in the WiMAX ecosystem.
Our first quarter results were consistent with expectations and we remain well positioned to achieve our plan for the year. Clearwire ended the first quarter with approximately 443,000 consolidated subscribers which reflects an increase of 72% from the first quarter of 2007. Consolidated revenue grew 76% from the same period last year driven by subscriber growth, relatively stable pricing and the adoption of additional services.
Most importantly, we made progress driving profitability in our operating markets. We ended the quarter with a total of 27 markets achieving market EBITDA positive and the initial 25 markets as a group posting a 21% market EBITDA margin. Our ongoing subscriber revenue growth as well as the expanding profit margins in our initial markets continue to validate the business model that we have been executing since day one.
While the fiscal losses arising from ongoing investment in our network build continue to increase. These losses are consistent with the long-term business model. Simply put, we will take a sustained period of investment and negative cash flow to build out our network and begin producing operating profits. However, in contrast to the capital intensive nationwide cellular buildout to the 90s we believe our planned capital outlay and negative cash flows will prove to be far more efficient and modest.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
While our accumulated losses to date are slightly over $1 billion, this pales in comparison to the losses incurred by our wireless predecessors prior to reaching cash flow breakeven. As most of you know, I was at Nextel and the COO of Nextel Partners. The combination of both companies to build a nationwide footprint had peak negative cash flow estimated at $18 billion.
We believe the evolution of wireless broadband technology and the migration to an all IP network is giving Clearwire and its shareholders a much more efficient use of capital. Following the closing of the combination with Sprint and the new investments from our statistic investors, we expect a funding gap required to complete a nationwide build out to be approximately 2 to $2.3 billion.
Compare that outlay to the more than $16 billion at our major competitors just spent for new spectrum designated in part for the deployment of a next generation network. And this is all before a single dollar of CapEx or OpEx is spent. We believe Clearwire represents for the most cost-efficient nationwide deployments while producing one of the most capable wireless networks to date.
Now to tell us more about mobile WiMAX and the progress we’re making, I would like to turn the call over to our Chief Technology Officer, Dr. John Saw.
Dr. John Saw - Clearwire Corporation — CTO
I’m pleased to report that our Portland mobile WiMAX network trial continues to progress on schedule. Most importantly, the mobile WiMAX technology that we plan to deploy continues to exceed our expectations. We have entered an important phase in our WiMAX rollout plan.
Our 145 square mile beta coverage area that we demonstrated during our January investors day has now been converted to a production network. The training wheels are coming off as we prepare the Portland network for commercial launch.
Concurrently, we are also acquiring, developing and constructing additional sites in our Portland network to cover the remainder of the city and surrounding areas as we move towards a soft launch in Portland later in the year. To date, more than 70% of our WiMAX sites in Portland are in construction or on air.
As part of our conversion to a production network, we have recently upgraded our network software to meet the latest Wave-2 profile of the mobile WiMAX standard. The Wave-2 release will deliver more features and capabilities to our network including advanced antenna processing.
One of the key benefits of Wave-2 is the capacity and coverage enhancements that are enabled by multiple in, multiple out antenna schemes commonly known as MIMO Matrix A and MIMO Matrix B. To date, early field test results of my MIMO have been very positive. We have seen measurable performance improvements in coverage with MIMO A and in capacity improvements with MIMO B.
MIMO A will be particularly helpful to enhance coverage including in-building coverage at a cell address. We’re also pleased to see significant throughput improvements delivered by MIMO B. In recent drive tests we have observed throughput increases of more than 50% when compared to previous tests conducted on non-MIMO B systems.
We expect that these MIMO enhancements will greatly improve our customers mobile broadband experience far beyond what is achievable by any other wireless network in service today. This is great news for both our shareholders and our customers.
Consistent with the way that we have launched markets using our [free] WiMAX technology, we plan to continue to thoroughly stress test the new WiMAX platform in Portland with friendly customers during our soft launch phase. Once we have soaked in the Portland network for several months, we expect to launch the other three markets.

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As described in our investor day presentation before we move to a broader nationwide deployment we intend to launch Atlanta, Las Vegas, and Grand Rapids each of which will cover different market densities, topographies, demographics, and comparative landscapes so that we can incorporate the lessons learned into the broader launch of mobile WiMAX in our markets throughout the country. Obviously, the availability and breadth of mobile WiMAX devices is a critical path item for us to launch WiMAX. Let me take a moment to update you on that front.
Clearwire’s mobile WiMAX device roadmap and the overall development of the WiMAX ecosystem are quite healthy. We continue to work with our silicon and device OEM partners to deliver residential modems and a suite of mobile devices for our lead WiMAX markets. We’re pleased with the product performance and early form factors that our vendors are delivering starting with USB dangles and stumbles and express card modems.
Our engineers are working closely with these vendors on performance tuning and interoperability testing to ensure high-performance quality in our lead markets. Certainly, one of the focus areas in the WiMAX launch is managing the coordination of interoperability testing amongst device vendors and infrastructure suppliers.
We’ve also started testing Intel-based WiMAX embedded laptop notebooks and the first set of the new mobile Internet devices from Nokia specifically the Nokia N810 Internet Tablet WiMAX edition. And data devices will become a very important sales channel for WiMAX and we’re very excited to see the emergence of these devices in field testing.
In summary, we believe that our WiMAX infrastructure and device development are progressing nicely. We’re well past the technology evaluation stage for WiMAX and are scaling into a production environment. With our upcoming combination with Sprint’s 4G assets we expect to cover 120 million to 140 million people by the end of 2010. By the end of 2009, we expect to have 60 to 80 million people covered.
Looking back, it has taken mobile WiMAX about three years from when the standard was ratified in 2005 to the start of a commercial ramp today. In all of my years in wireless I believe that this has been one of the fastest ramps of a new wireless technology from standardization to commercial ramp. It will be interesting to see if LTE can keep up with this three-year cycle assuming that LTE’s release date actually closes this year.
In addition to having to work out the kinks in the technology and to grow in an LTE ecosystem, perspective LTE operators will still need to solve a number of significant challenges. The first is the massive backhaul capacity upgrades needed for existing 2G and 3G towers which were originally designed for narrow band voice. No one talks much about this but LTE will need much more than a couple of T1 lines supporting many of the 2G 3G sites today.
The second challenge lies in a misconception that LTE is a simple upgrade from 3G systems. It is not. Most 2G and 3G cellular sites are not upgradable to LTE and will require an expensive forklift upgrade. Last but not least prospective LTE operators will either need to find new And will require an expensive forklifts upgrade. Last but not least perspective LTE operators will need to either find new spectrum or reform existing bands in order to find enough wide channels to launch a truly broadband network.
Now, I’ll turn it back to Perry.
Perry Satterlee - Clearwire Corporation — COO
Thank you, John. We believe that our recent announcement to combine Clearwire and Sprint’s 4G assets to form a new wireless communication company is a tremendous opportunity for the entire Clearwire team, our shareholders, partners and customers. We expect the transaction to close during the fourth quarter of 2008. In the meantime we will continue to be prudent with the use of our cash resources.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
We will moderate growth rate of our net subscriber additions and emphasize margin improvement and financial performance in our operating markets as we plan for their eventual conversion to WiMAX. This will require careful management of subscriber growth in these markets to ensure a solid return on the cost of customer acquisitions against the cost of the converting those customers before the WiMAX upgrade. The net result of these efforts will enable our Company to meet our current expectations and guidance while positioning us to more efficiently transition to the future state as a wireless broadband service provider.
At this time, I’d like to highlight some more detail of Clearwire with the strong operating results for the first quarter. Consolidated net subscriber additions in Q1 were approximately 48,000 bringing the total number of subscribers to 443,000 representing 72% year-over-year growth and a 12% from last quarter. Penetration in our markets that have been in operation for more than 12 months continues to increase steadily.
We ended the first quarter with nearly one-third of the group at 15% or greater household penetration and more than two-thirds of the group were more than 10%. Our quarterly net adds and our overall subscriber growth were in line with the upswing of the seasonal trend that we have observed in our business over the past few years.
As we have stated previously, we have continued our focus on driving profitability in our markets and we have taken steps to ensure that we maintain quality subscriber growth in the face of increasing competition and the headwinds of a tightening economy. Thereby year-over-year net add growth in Q2 and Q3 will be lower than in past periods. Having said that it is important to note that we expect to achieve our original guidance of 510,000 to 530,000 subscribers at the end of 2008.
In Q1, consolidated ARPU was $36.86 representing an increase of $1.06 during the same period in 2007 and a sequential quarterly increase of $0.77. As we discussed in our last earnings call, we employed introductory promotions during the latter part of Q4 which extended into the early part of Q1 and helped further drive subscriber growth. The year-over-year increase in ARPU was due to the discontinuance of holiday promotions for new customers and the increased revenues from our international markets.
Our focus on long-term pricing stability has yielded sustained ARPU base rates that reflects the premium our simple portable and reliable residential broadband services are able to garner in a highly competitive marketplace. We believe ARPU growth will continue to be driven by premium plan loadings which was more than 80% in Q1 and the increased adoption of multiple services by our customers as we evolve our marketing and distribution in preparation for Clearwire’s WiMAX offering.
Consolidated CPGA for Q1 was $393 representing a decrease from $477 in the previous quarter and up from $343 from the same period last year. The year-over-year increase in consolidated CPGA was driven in part by international markets which have ramped to a normal spending level over the last few quarters but started 2007 with unusually low sales and marketing expenses.
During Q1, domestic CPGA declined from $486 in Q4 to $396 as the sustained marketing activities that began in 2007 which included TV advertising led to increased productivity, especially in our larger metropolitan markets. The efficiency gains from our marketing push were coupled with overarching efforts to drive profitability through our continued management of sales and marketing spend.
Consolidated churn in Q1 was 2.2% compared to 2.4% last quarter and 1.6% during the same period in 2007. Domestic churn was 2% for the quarter which is down sequentially from 2.1% last quarter but is up from the 1.5% during the same period in 2007. International churn was 3.7% for the quarter which is down sequentially from 4.9% last quarter and up from 2.4% for the same period in 2007.
In response to the consumer credit issues in the marketplace, Clearwire tightened its credit standards in late 2007 which is paying dividends within our newer subscriber base. However, we expect that churn will rise slightly over the next two quarters due to a seasonal increase in moves and slight increase in [non-paid].
Our domestic initial markets are prime examples of our ability to balance growth and modulate spend in order to achieve profitability. Year-over-year, the total subscribers of these markets increased by 29% to more than 226,000 which equates to

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an average household penetration level of nearly 13%. This group of markets achieved market EBITDA positive in Q2 ‘07 and have continued to demonstrate its overall performance in both margins and operating metrics.
As a whole, this group attained a 21% market EBITDA margin for the quarter which is nearly double from the 11% in Q4. In addition to its impressive market EBITDA margin expansion, the other key metrics in this group including CPGA and ARPU continue to outperform the Company as a whole.
The financial and operational performance of the initial 25 markets serves as a blueprint for operating markets to reach profitability. We believe they are a direct illustration of how all of our markets will efficiently scale in cost and effectively drive additional revenue while managing growth.
With critical mass that our markets have built they are well positioned to continue to grow ARPU through base marketing of the Clearwire product portfolio. By leveraging our existing customer relationships, markets should be able to cost effectively penetrate the customer base with VoIP and PC Card services.
For example in the first quarter, the majority of VoIP sales in the initial 25 markets were made to existing customers. Penetration of additional service is a critical growth component in our operating market. The following is an update on the performance of the individual products that are included in Clearwire’s multiservice offering.
During Q1, we launched VoIP service in three additional markets bringing the total number of markets selling VoIP to 44. We ended the quarter with more than 14,000 VoIP subscribers which represents a quarter-over-quarter growth rate of nearly 50%. During Q1 VoIP services represented 10% of our residential broadband sales in the 44 markets that currently provide this offering. This represents a product mix that is consistent with the previous quarter and our long-term business plan.
Q1 marks the first full quarter of PC Card availability following the launch of the product in October 2007. During the quarter, we increased our focus on the SoHo and SMB segment by offering businesses a new way to untether their workforce and increase productivity. We’ve made compelling headway into a number of business accounts during the quarter.
For example, the City of Lubbock recently purchased more than 100 PC Cards. Jason Goelzer Director of IT said “Clearwire has completely transformed the way we do business in Lubbock whether we’re cutting down our repair time or reducing cost by monitoring our different applications. The speeds are unmatched by any other wireless broadband product in our marketplace.” We believe this is a great example of how our PC Card performance will enable the mobile workforce to improve their effectiveness.
As we increased the dedicated media and marketing for the PC Card in Q1, we identified that the express card form factor was impacting the efficiency of our distribution efforts. Given that the major retailers have shifted their inventory to the PC Cards utilizing the express card — PC utilizing the express card we’re now targeting the business segment to sell our current form factor. We will broaden to the consumer segment as the express card becomes widely available in our markets in late Q2 to early Q3.
While the express card isn’t currently available we believe we’ve made good progress in building the awareness and distribution for Clearwire’s PC Card offering and exited the first quarter with PC Card sales at 5% of residential gateway sales. Of the new PC Card activations during Q1, more than 40% were purchased with our residential gateway service.
Our success in combining the PC Card with our residential gateway service serves as a foundation for the breadth of mobile offerings that will be available in the mobile WiMAX product set and it represents an important step in the evolution of our home and away service offering. And now, I would like to turn it over to our Chief Financial Officer, John Butler.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
John Butler - Clearwire Corporation — CFO
Now turning our attention to the financials on a consolidated basis, service revenue for the quarter grew by approximately 76% to $51.5 million compared to approximately $29.3 million during the same quarter of ‘07. The substantial increase in revenue was driven by the continued rapid growth of our subscriber base which grew 72% versus last year’s first quarter as well as the growth of our new products and services particularly our VoIP product.
Over the past 12 months, we have added a net total of nearly 185,000 subscribers bringing our total subscriber count to approximately 443,000 at the end of the first quarter. In the first quarter alone, we had over 48,000 net subscribers additions. Now let’s review the expense drivers for the quarter.
On a consolidated basis, first quarter gross margins in dollar terms were slightly above the same period last year. However in percentage terms, the gross margins for the 2008 first quarter were 26% versus 43% in last year’s first quarter. The gross margin deterioration in the quarter was primarily due to the cumulative effect of the Q4 and early Q1 sales promotion, an increase in the cost of service related to the markets launched in the second half of ‘07 and the significant number of towers leased and ready for equipment in preparation for a rapid 2009 deployment.
We expect gross margins to increase in the second quarter as the newly launched markets begin to scale. SG&A expenses were $99.1 million for the quarter versus $68.7 million in the first quarter of ‘07. Our largest components of SG&A are headcount and CPGA both of which are higher than the year ago quarter primarily in support of the market expansion, higher gross add volumes, and increased call center activity during the past year.
However, it’s important to note the consolidated headcount is down by nearly 6.3% from fourth-quarter ‘07 levels and would have decreased even further if we excluded new roles necessitated by mobile WiMAX deployments, new portal rollout and other activities as we continue to focus on automating, and driving cost out of the business. We ended the first quarter with approximately 1863 partners.
Our EBITDA loss for the first quarter was $121.9 million compared to $70 million in the same quarter of ‘07. On a sequential basis, the first quarter EBITDA loss has been reduced by approximately 9% from our fourth quarter ‘07 loss. This occurred as a result of our slowdown in market deployment and focus on driving profitability.
As with any asset intensive startup and consistent with the experience of McCaw Cellular, Nextel, and Nextel Partners as our network footprint expands our losses will increase as a result of fixed network components that are required to fill build a wireless network. This is the same pattern that all wireless carriers have faced during the buildout phase and is expected to resume at Clearwire once we begin to accelerate the mobile WiMAX deployments later in the year.
Our CapEx in the first quarter came in at $53.1 million versus $74.4 million in the year ago quarter. The reduced CapEx in the quarter reflects our decision to modulate our rate of growth to conserve cash while continuing to prepare for our planned mobile WiMAX launches later in year. Let’s move the discussion to our more mature initial 25 markets.
As we’ve detailed previously, these markets provide a better understanding of how the businesses operate which is exclusive of the construction and development business or new market launches and related capital investments tend to distort our consolidated results from quarter quarter. As Perry mentioned earlier, during the second half of 2007, we began to increase our focus on driving profitability rather than increasing market share.
We ended the first quarter in our initial markets with 226,000 subscribers representing an increase of 29% versus the same quarter last year. This strong subscriber growth along with growth in new product sales and other initiatives drove 38% revenue growth and service revenue rose to $24.9 million compared to $18.1 million in the same period last year.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
Gross margins were 77% for the quarter up from 72% in the same period in 2007. With improving scale and a large percentage of incremental revenue dollars falling straight to the bottom line, the initial markets EBITDA continued its study progress moving to a margin of 21% versus slightly negative in the prior year. We believe the performance in our initial markets validates our strategic investments in specturm assets, new market development, and corresponding increased level of operating losses that come along with any construction development business. This premise is further validated by the 2006 markets which are now beginning to turn market EBITDA positive and the 2007 markets which appear to be on a similar trajectory. And with that, I will turn the call back to Perry.
Perry Satterlee - Clearwire Corporation — COO
Thank you John. I would like to close by saying that we are truly at the cusp of a transformative and revolutionary period in the development of our Company. Over the past three years, we have demonstrated that our fast, simple, portable, and reliable wireless broadband service has mass market appeal.
We have executed against our plan which shows a clear path to the profitability in our business model. With these achievements and experience to guide us we will hit the ground running as we embark on our new vision to transform the way that people make use of the full capabilities of the Internet. We believe we’re building one of the most capable wireless broadband networks ever conceived. And with that, we will turn the call open for Q&A.
QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS) Ric Prentiss, Raymond James.
Ric Prentiss - Raymond James & Associates — Analyst
A couple of questions for you. First, John, I think you were mentioning that you guys have actually paid leases for a lot of tower sites that have not been in the top areas that are turned on. How many leases do you have out there? How many cell sites are you paying leases on? Are you paying full rent and what would that rent be?
John Butler - Clearwire Corporation — CFO
Rick, we have got about 2500 towers that are fully leased and ready to go just waiting for a WiMAX gear to go up on them and for those markets to be turned up.
Ric Prentiss - Raymond James & Associates — Analyst
What was that number, say, at the end of the year?
John Butler - Clearwire Corporation — CFO
Historically, our tower rents have averaged about 1100, $1200 a tower.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
Ric Prentiss - Raymond James & Associates — Analyst
Right, but as far as the 2500 sites, how many sites did you have up and leased and paying at year end versus first quarter? Did that increase dramatically from the end of the year until the first quarter?
Hope Cochran - Clearwire Corporation — Treasurer and VP, Finance
As we look at those tower rents, there were some that came online in the Q1 timeframe. I have got the numbers and I can get back with you offline. But in general there was an increase from Q4 to Q1.
Ric Prentiss - Raymond James & Associates — Analyst
The ratio we used to use was about 7500 pops per cell site. And so if I use 2500 sites and 7500 per that would be about 19 million in pops?
John Butler - Clearwire Corporation — CFO
That’s in the right to good ZIP code.
Ric Prentiss - Raymond James & Associates — Analyst
Does that include the markets that are already launched that 2500 sites?
John Butler - Clearwire Corporation — CFO
No.
Ric Prentiss - Raymond James & Associates — Analyst
How many sites do you have in areas that are already launched?
Perry Satterlee - Clearwire Corporation — COO
Actually it’s just about 2500 and so it would be a doubling of our existing number of sites.
John Butler - Clearwire Corporation — CFO
We ended the quarter with 2421.
Ric Prentiss - Raymond James & Associates — Analyst
So you had 2421 in the areas that are already turned on. You’ve got 2500 extra sites that you’re already paying full rent on that are in areas not yet launched if I’m understanding it correctly?

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
John Butler - Clearwire Corporation — CFO
That is correct.
Ric Prentiss - Raymond James & Associates — Analyst
Next question I have got for you guys is just to keep the numbers straight I think I heard John say reconfirm the 120 to 140 million pops in 2010, a new number I hadn’t heard before about the 60 million to 80 million by the end of ‘09. Just to confirm again the comparable number for ‘08 which you would include yourself and Sprint should we think of the 6 million mobile WiMAX that you’re building plus the 15 that Sprint talked to? So ‘08 would actually start at 20 million? Or ‘08 would end at 20 million or so?
John Butler - Clearwire Corporation — CFO
So we will have the six mobile WiMAX pops that we have been talking about and I wouldn’t comment on what Sprint will have.
Ric Prentiss - Raymond James & Associates — Analyst
That the leads to my final question then. What Sprint reported today — they mentioned that you guys will be reimbursing them post closing for any money they spent from “now want through the closing” as far as OpEx and CapEx. I’m sorry go ahead. Did you say something?
Ben Wolff - Clearwire Corporation — CEO
No, no.
Ric Prentiss - Raymond James & Associates — Analyst
One, does that mean as of “today” does it go back to the announcement from last week? And the associated question with that is it looks like Sprint has spent a total of $620 million in CapEx including a fairly large number of $236 million CapEx in the first quarter and on the OpEx burn they’ve have spent about $276 million including about I think it was $83 million today. What are your thoughts as far as the CapEx per pop cost and the OpEx per pop number that they’re spending given that you are going to be reimbursing them in the future for money spent?
Ben Wolff - Clearwire Corporation — CEO
We have a very well-defined budget that’s been agreed to as part of the transaction and I think we’re looking at having CapEx and OpEx come in substantially in line with what our own internal expectations would be and you’re familiar with what our plan is. The total number that we expect to see kind of through year end is right around $425 million that Sprint will spend of which half of that will be reimbursed at closing in cash and the other half in a note that is on the same terms as our current debt.
So we are pleased with the way that the current XOHM team at Sprint is going to continue the deployment over the course of ‘08 and I think that we will be doing — we will be in a great position once we close the transaction to bring those two different businesses together.

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Ric Prentiss - Raymond James & Associates — Analyst
I guess the other one I should’ve thrown in there that one question with 95 subpoints was iPCS has filed a lawsuit today claiming that Sprint really cannot do this given the agreement that iPCS and Sprint has. Any thoughts on what that might do as far as time to close?
Ben Wolff - Clearwire Corporation — CEO
We don’t anticipate it to really affect the time to close or our ability to consummate the transaction.
Ric Prentiss - Raymond James & Associates — Analyst
Good luck guys.
Operator
Eric Kainer.
Eric Kainer - ThinkPanmure LLC — Analyst
Thank you very much. I have to tell you the number you put up for the initial market EBITDA margin is shocking. I wonder if you can explain how did it go up from 11% to 21% quarter over quarter with really subs only moving up 11,000 and ARPU slightly down? It doesn’t seem like you should get that kind of pop. Could you give us some understanding behind that?
John Butler - Clearwire Corporation — CFO
Sure. Eric, we have had a very concentrated effort on managing our costs in those markets some of which included some selective pruning in those markets of staffing and a variety of other things. We have also gotten more and more efficient with the scaling of our other backroom services over the last few months and we’re really focused on driving every incremental dollar as much of it as possible to the bottom line in those markets. As they continue to scale we’re just making great progress and they’re expected to continue.
Perry Satterlee - Clearwire Corporation — COO
Eric, as you look at it we made significant progress coming out of Q4 on the CPGA. So when you see about $100 drop in CPGA, I mean obviously that is all translating down to the bottom line and improving the margins.
Eric Kainer - ThinkPanmure LLC — Analyst
Congratulations, that’s a fantastic result obviously and if that is a model for the rest of the business then that’s obviously fantastic. But let me ask about — we obviously got on the call last week and understanding that all three of the MVNOs all three of the cable companies would effectively launch MVNOs over the top. Have you heard from other cable companies that is non-investors or maybe device manufacturers or other types of innovative players within the WiMAX world about their interest in joining the network as an MVNO partner?

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
Ben Wolff - Clearwire Corporation — CEO
Thanks for the question. I think it’s fair to say that our announcement of last week has sparked an awful lot of interest both among parties that we had previously been in discussions with and new parties that we hadn’t had discussions with. But it wouldn’t be appropriate at this point for me to kind of reference any specific discussions but certainly we have gotten an awful lot of interest.
Eric Kainer - ThinkPanmure LLC — Analyst
Thank you very much and good luck.
Operator
Phil Cusick, Bear Stearns.
Phil Cusick - Bear, Stearns & Co. — Analyst
Thanks for taking my question. I think I ask this question every quarter but can you give us some detail on the international versus domestic breakout? You mentioned that ARPU and CPGA were better but can you give us a little bit more there especially the adds and EBITDA loss. Thank you.
John Butler - Clearwire Corporation — CFO
So, the ending subscribers for domestic were around 392,000 and international was right at about 51,000 in terms of subscribers. With respect to ARPU, domestic ARPU was at about $36.10, international ARPU was at about $42.60. That yielded the blended ARPU of $36.86.
Phil Cusick - Bear, Stearns & Co. — Analyst
Okay and then the CPGA as well, can give us any more detail there?
John Butler - Clearwire Corporation — CFO
Sure, CPGA domestically was right at about $396 on a consolidated basis and on the international side was right at about $377.
Phil Cusick - Bear, Stearns & Co. — Analyst
Is there any update on the strategic side with international? You had talked about that either spinning it off or finding separate funding for that business? How do you think about that with this new funding and what do your partners think about it?
Ben Wolff - Clearwire Corporation — CEO
To be candid we have been a little busy trying to get the primary deal done that we announced last week and so although there have been kind of a smattering of discussions on the international side really all of our attention and focus has been on the domestic deal. I think there’s no change in plans with regards to the prior discussions about international. I think with this deal behind us and starting to move into the implementation phase and getting the deal closed we can start turning our attention

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call
now to our international opportunities and look at potential partnering opportunities and the like. So everything is consistent with our prior discussions just now that we should have sometime time freed up to be able to focus on it.
Operator
Michael Rollins, Citigroup.
Michael Rollins - Citigroup — Analyst
Hi, good afternoon. Thanks for taking my question. I was just curious, on the receivables it looks like the allowance as a percent of the gross receivables moved up sequentially from about 17, 18% in the fourth quarter to 31% in the first quarter. And I’m wondering what you’re seeing in terms of the aging of receivables. Is that from any particular markets and is that one of the leading indicators onto your churn comments you mentioned earlier in your prepared comments. Thanks.
John Butler - Clearwire Corporation — CFO
Sure, I think the way we focus on it is we tend to drive for a target of 1.5 to 2% of revenues for bad debt expense. And late in the year we saw that starting to rise a bit so we raised our credit scores and have begun to ratchet down on that and bring it into line.
So for instance in the fourth quarter of ‘07 bad debt expense on the domestic side was about 2% and in the first quarter it was about — it went from that 2.1% to about 2.3% on the domestic side. So with the tightened credit controls we expect to bring that back down into that target range of 1.5 to 2%. We’re seeing nice progress in terms of churn with the new customers coming on [in non-pay] churn and as that continues to work through the base we will drive it back down to those targeted levels.
On a consolidated basis, it was a slightly higher percentage. As Perry and I mentioned last time we have continued to work on improving the international quality of its customer base and really begin to put in some alternative credit scoring systems in some of these countries where traditional credit scoring systems haven’t been used and we’re beginning to see the impacts of that on international bad debt as a percent of revenue.
Operator
That does conclude the question-and-answer session. I’ll now turn it back to management for closing remarks.
Perry Satterlee - Clearwire Corporation — COO
Thank everybody for joining us today on the call. We appreciate your continued interest in Clearwire. Have a good day.
Operator
Ladies and gentlemen thank you for your participation in today’s conference. This does conclude the presentation. You may now disconnect. Have a good day.

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May. 12. 2008 / 5:00PM, CLWR — Q1 2008 CLEARWIRE CORP Earnings Conference Call

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